SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of  February, 2008

Commission File Number: 001-14475

TELESP HOLDING COMPANY

(Translation of registrant's name into English)

Rua Martiniano de Carvalho, 851 - 21 andar

São Paulo, S.P.

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒          Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes            No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes            No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

TELESP HOLDING COMPANY

TABLE OF CONTENTS

Item
1.	Press Release entitled "Telecomunicações de São Paulo S.A. - Telesp - Minutes of the 156th Board of Directors' Meeting" dated on February 28, 2008.

February 28, 2008 (04 pages)
For more information, please contact:
Norair Ferreira do Carmo
TELESP, São Paulo, Brazil
Tel.: (55-11) 3549-7200
Fax: (55-11) 3549-7202
E-mail: ncarmo@telefonica.com.br
URL: www.telefonica.com.br

(São Paulo – Brazil; February 19, 2008) Telecomunicações de São Paulo S. A. – Telesp (“the Company” or “Telesp”) (NYSE: TSP; BOVESPA: TLPP) hereby informs the Minutes of the 156th Board of Directors’ meeting held on February 19, 2008:

1. DATE, TIME AND VENUE: February 19, 2008, at 12:00 (São Paulo time), at the Company’s headquarters located at Rua Martiniano de Carvalho #851, São Paulo - SP.

2. ATTENDEES: Antonio Carlos Valente da Silva – Chairman of the Board of Directors and José María Álvarez Pallete López, Vice Chairman.

3. CALL NOTICE: According to the article 19 of the Company’s Bylaws and verifying the statutory “quorum”, the meeting began.

4. DELIBERATIONS:

(I) Account for the fiscal year 2007 – With a preliminary appreciation of the Accounting and Controlling Committee, the Board unanimously analyzed and approved the Annual Report and account for the fiscal year ended on December 31, 2007, evidenced in the financial statements, elaborated as required by the Law 6404/76 having the Balance Sheet on December 31, 2007 and 2006, Income Statements, Statement of change in net worth, Statement of change in financial position, Supplemental statement of cash flow, Supplemental statement of added value and footnotes, documents that were accompanied of opinion issued without reservation by the public account “Ernst & Young” and the Proposal for Allocation of Result in the following terms:

“PROPOSAL OF THE MANAGEMENT FOR ALLOCATION OF RESULTS RELATED TO THE FISCAL YEAR 2007

According to the article 194 of the Law 6404/76, this Management proposes to Telesp’s shareholders the allocation of net income for the fiscal year, in the amount of R$2,363,168,937.01 (two billion, three hundred and sixty three million, one hundred and sixty eight thousand, nine hundred and thirty seven Reais and one cent) accounted in the Balance Sheet on December 31, 2007, as accrued profit. Shall be as follow:

Net income for 2007	2,363,168,937.01
Interest on Own Capital granted on April 18, 2007	(221,000,000.00)
Intermediary Dividends granted on November 07, 2007	(1,580,000,000.00)
Interest on Own Capital granted on November 07, 2007	(210,000,000.00)
Interest on Own Capital granted on December 10, 2007	(211,000,000.00)
Proposed amount to dividends payment – note 4	(141,168,937.01)
Balance of Net Income for 2007	0.00

1. LEGAL RESERVE

In accordance to the article 193 of the Law 6404/76, the Company chose for not constitute a legal reserve, since its current balance summed to the balance of capital reserves exceeded 30% of capital stock, in accordance to the 1st paragraph of same aforementioned article.

2. INTERIM DIVIDENDS

In accordance to article 7, in conjunction with articles 22 and 27 of the Company’s Bylaw, as well as in articles 204 and 205 of the Law 6404/76, on November 07, 2007, the Management granted the allocation of interim dividends, with payment beginning on December 03, 2007, in the amount of R$1,580,000,000.00 (one billion and five hundred eighty million Reais) based in the Balance Sheet on September 30, 2007 distributed to common and preferred shareholders registered on Telesp’s book records by the end of the day on November 07, 2007, as follows:

	Common	Preferred (*)
Dividends per share in R$	2,928286450712	3,221115095783

(*) 10% higher than the amount granted to each common share, in accordance with the article 7 of the Company’s Bylaws.

3. INTEREST ON OWN CAPITAL

On April 18, 2007, the Company’s Board of Directors ad referendum of the General Shareholders Meeting, in accordance to articles 7 and 28 of the Company’s Bylaws, approved the payment of interest on own capital in the amount of R$221,000,000.00 (two hundred twenty one million Reais), and after withholding the income tax of 15%, its net amount is R$187,850,000.00 (one hundred eighty seven million and eight hundred and fifty thousand Reais) to common and preferred shareholders registered on Telesp’s book records by the end of the day on April 30, 2007, which were distributed as of May 28, 2007, as follows:

Interest on Own Capital		221,000,000.00
(-) Withholding Income Tax		(33,150,000.00)
Net value of Interests Imputed into Dividends		187,850,000.00

The input is demonstrated as follows:

Interest on Own Capital
Common Shares		69,060,584.47
Preferred Shares		151,939,415.53
(-) Withholding Income Tax		(33,150,000.00)
Net Value of Interests Imputed into Dividends		187,850,000.00

Value for share R$	Gross Value	Net Value
Common shares	0.409589433928	0.348151018839
Preferred shares (*)	0.450548377321	0.382966120723

(*) 10% higher than the amount granted to each common share, in accordance with the article 7 of the Company’s Bylaws.

In accordance to the article 9º of the Law 9.249/95 and deliberation 207/96 of the Securities Commission, the Management, on November 07, 2007, according to the articles 7 and 28 of the Company s Bylaws, approved payment of interest on own capital to common and preferred shareholders related to the fiscal year of 2007, in the amount of R$210,000,000.00 (two hundred ten million Reais), and after withholding the income tax, its net amount is R$178,500,000.00 (one hundred seventy eight million and five hundred thousand Reais) to shareholders registered on Telesp’s book records by the end of the day on November 07, 2007, which were distributed as of December 03, 2007, as follows:

Interest on Own Capital		210,000,000.00
(-) Withholding Income Tax		(31,500,000.00)
Net value of Interests Imputed into Dividends		178,500,000.00

The input is demonstrated as follows:

Interest on Own Capital
Common Shares		65,623,179.81
Preferred Shares		144,376,820.19
(-) Withholding Income Tax		(31,500,000.00)
Net Value of Interests Imputed into Dividends		178,500,000.00

Value for share R$	Gross Value	Net Value
Common shares	0.389202629525	0.330822235097
Preferred shares (*)	0.428122892477	0.363904458606

(*) 10% higher than the amount granted to each common share, in accordance with the article 7 of the Company’s Bylaws.

In accordance to the article 9 of the Law 9249/95 and deliberation 207/96 of the securities commission, the Management, on December 10, 2007, according to the articles 7 and 28 of the Company’s Bylaws, approved the payment of interest on own capital to common and preferred shareholders related to the fiscal year of 2007, in the amount of R$211,000,000.00 (two hundred eleven million Reais), and after withholding the income tax, its net amount is R$179,350,000.00 (one hundred seventy nine million, three hundred and fifty thousand Reais) to shareholders registered on Telesp’s book records by the end of December 28, 2007, and the payment will be made until the end of 2008, as follows:

Interest on Own Capital		211,000,000.00
(-) Withholding Income Tax		(31,650,000.00)
Net value of Interests Imputed into Dividends		179,350,000.00

The input is demonstrated as follows:

Interest on Own Capital
Common Shares		65,935,671.14
Preferred Shares		145,064,328.86
(-) Withholding Income Tax		(31,650,000.00)
Net Value of Interests Imputed into Dividends		179,350,000.00

Value for share R$	Gross Value	Net Value
Common shares	0.391055975379	0.332397579072
Preferred shares (*)	0.430161572917	0.365637336980

(*) 10% higher than the amount granted to each common share, in accordance with the article 7 of the Company’s Bylaws.

4. ACCRUED PROFIT

Accrued profit in December 31, 2007 in the amount of R$350,938,084.56 (three hundred and fifty million, nine hundred and thirty eight thousand, eighty four Reais and fifty six cents) refers to remaining balance of net income related to the fiscal year of 2007, in the amount of R$141,168,937.01 and dividends and interest on own capital to the fiscal year of 2007, in the amount of R$209,769,147.55, according to the paragraph 6 of the article 202 of the Law 6404/76, the Management proposes this remaining balance to be allocated as dividends to be distributed until the end of the fiscal year of 2008”.

After the examination of the aforementioned documentation, the Board of Directors unanimously approved and submitted for the deliberation of the General Shareholders’ Meeting the discussed subjects approved by the part of the item (i).

According to the article 163, paragraph 3 of the Law 6404/76, Ernst & Young was also attendance for the appreciation of the aforementioned subjects the Company’s Audit Committee.

II) GENERAL SHAREHOLDERS’ MEETING – It was approved that the Company proceeds to call for the General Shareholders’ Meeting, following the legal and internal procedures. For that purpose, the President of the Board is empowered to formalize any act or document required to its consecution.

5. CLOSING: No further business matters to discuss, the meeting was concluded and the Secretary of the Company’s Board of Directors draw up this minutes, which was approved and subscribed by the attendant Board members, starting to be part of the own book. São Paulo, February 19, 2008.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELESP HOLDING COMPANY

Date:	February 28, 2008	By:	/s/ Norair Ferreira do Carmo
		Name:	Norair Ferreira do Carmo
		Title:	Investor Relations Director